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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

SBS Broadcasting S.A.

(Translation of registrant's name into English)

8–10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

FOR IMMEDIATE RELEASE

SBS SELLS 2.6% INTEREST
IN POLISH TV BROADCASTER TVN TO ITI FOR $11 MILLION

—Grants Call Option on Remaining Interest—

        Luxembourg, December 30, 2002—SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has sold a 2.6% equity stake in TVN Sp.z o.o. ("TVN") to ITI TV Holdings, a wholly-owned subsidiary of ITI Holdings ("ITI"), for $11 million in cash. In connection with the sale, ITI will have the irrevocable right to purchase all of SBS' remaining 30.4% equity stake in TVN for the greater of SBS' pro rata share of (i) 12 times TVN's average EBITDA (defined as earnings before interest, taxes, depreciation and amortization expenses) for 2002 and 2003 minus TVN's net debt or (ii) 12 times TVN's 2003 EBITDA minus TVN's net debt, with a minimum price consideration of $130 million. The call option is exercisable until December 31, 2003. As a result of the transaction, ITI will own a 69.6% equity interest in TVN. TVN is a leading Polish television broadcaster in which SBS has been a minority shareholder since July 2000.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi	Alison Bowman	Catriona Cockburn
Brainerd Communicators	Brainerd Communicators	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 212 986 6667	Tel: +44 207 282 2924
Fax: +1 212 986 8302	Fax: +1 212 986 8302	Fax: +44 207 282 8040
smarg@braincomm.com	bowman@braincomm.com	catriona.cockburn@citigatedr.co.uk

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A.
Date: December 31, 2002	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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FOR IMMEDIATE RELEASE
SBS SELLS 2.6% INTEREST IN POLISH TV BROADCASTER TVN TO ITI FOR $11 MILLION —Grants Call Option on Remaining Interest—
SIGNATURES